Guinness Atkinson Asset Management, Inc.
21550 Oxnard Street, Suite 750
Woodland Hills, CA 91367

May 6, 2009

VIA EDGAR TRANSMISSION

Mr. Chad Eskildsen
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Guinness Atkinson Funds (“the Company”)
File Nos. 33-75340 and 811-08360

Dear Mr. Eskildsen:

Pursuant to Rule 497(c) under the Securities Act of 1933, the Company hereby submits the definitive forms of the Prospectus and Statement of Additional Information for the Guinness Atkinson Funds dated May 1, 2009 filed as Post-Effective Amendment No. 45 to the Company’s Registration Statement on May 1, 2009.

This correspondence is intended to respond to the additional comments received Tuesday, May 5, 2009 provided to Elaine Richards of U.S. Bancorp Fund Services, LLC and Alexandra Alberstadt of Kramer Levin Naftalis & Frankel, LLP, by you and John Ganley on May 5, 2009 regarding the Company’s Post-Effective Amendment (“PEA”) No. 45 to its registration statement.  Registrant is filing the definitive forms of the Prospectus and Statement of Additional Information under Rule 497(c) with the revisions discussed herein in response to your comments.

For your convenience in reviewing the Company’s responses, your comments and suggestions are included in bold typeface immediately followed by the Company’s responses.

In addition, in connection with this filing, the Company hereby states the following:

1.
The Company acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Company and its management are solely responsible for the content of such disclosure;

2.
The Company acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Company represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Company’s responses to your comments are as follows:

PROSPECTUS COMMENTS

Summary Section – Asia Pacific Dividend Fund

1.	Please remove the separate line item for “Interest Expense” in the Fees and expenses table and either combine with “Other Expenses” or show as a sub-set to “Other Expenses”.

The Company responds by removing the line item as suggested and has combined the amount with “Other Expenses.”

Summary Section – Alternative Energy Fund

2.	In the “Principal Investment Strategies” section, please consider revising the 80% test to make it clear that the technologies referenced are specific to the alternative energy sector.

The Company responds by rephrasing the Fund’s investment strategy disclosure including references to technology.  The section is revised as follows:

The Alternative Energy Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of alternative energy companies (both U.S. and non-U.S.).  Alternative energy companies include, but are not limited to companies that generate power through solar, wind, hydroelectric, tidal wave, geothermal, biomass or biofuels and the various companies that provide the equipment and technologies that enable these sources to be tapped, used, stored or transported, including companies that create, facilitate or improve technologies that conserve or enable more efficient use of energy.  The Fund will not change this policy unless it gives shareholders at least 60 days notice.  Equity securities may include common stocks, preferred stocks, securities convertible into common stocks, rights and warrants.  The Fund’s concentration may vary depending on changing market conditions (including but not limited to, liquidity, volatility, and the number of companies meeting selection criteria) although the Advisor has a bias towards concentration.  The degree of concentration of the portfolio will vary over time, and under normal market conditions, the Fund may have as few as 25 holdings, or may hold securities in 75 or more companies.  The Advisor will invest the Fund’s assets in securities of all market capitalization companies and in companies domiciled in the U.S. and foreign countries, including, potentially, companies domiciled or traded in emerging markets.  Additional information on Principal Investment Strategies can be found in the prospectus.  Also see Additional Investment Strategies and Risks in the Statement of Additional Information.

More About the Funds’ Investment Strategies – Asia Focus Fund, Asia Pacific Dividend Fund and China & Hong Kong Fund

3.
Supplementally, please provide additional support regarding the relevance of measuring where a company is domiciled or principally traded in determining whether a company is considered a company in the particular region noted by the Fund’s name.  Consider indicating that the above two factors would be considered in conjunction with other factors when determining whether a company is of the particular region.

The Company responds by maintaining the three tests intact.  The Company has reviewed Rule 35d-1 (the Names Rule) under the 1940 Act and has also reviewed the rule’s adopting release issued in January 2001, as well as SEC guidance on the Names Rule.  The Company believes that the three separate tests were specifically retained by the SEC to permit companies to have flexibility in determining whether a portfolio company fell within a particular region.

The Company believes that with respect to certain securities, companies may be determined to be within a region based on one or two of the tests, but not on the third test (the revenues/asset test). In other cases, the particular investment available to the Fund may be domiciled in a different jurisdiction than available to other classes of investors in the portfolio company (for example, certain Chinese companies have issued a class of shares that trades on the Hong Kong exchange for foreign investors, while the bulk of theequity representing the company trades on a Chinese exchange and is not available for foreign investors).

In other cases, a company may be managed in its country of domicile or principal trading, but might have the significant portion of its assets located in and derive revenues from another country. One such company is Ausgroup, Ltd., which is domiciled and incorporated in Singapore and trades principally on the Singapore exchange, but in recent years has assets and revenues primarily connected to Australia.  Ausgroup would nevertheless be appropriate for an Asia region fund that includes either Australia or Singapore in the scope of its regional exposure.  Other companies that are incorporated or primarily trade in one Asian jurisdiction but have the less than 50% of revenue, profits or assets in the region would include Hutchison Whampoa, Esprit Holdings and HSBC Holdings.  Each of these is included in the major benchmark indices (HSCI, MSCI) and remain tied to the region but would not meet the 50% test.

A similar result can occur with companies that are incorporated in or primarily trade on U.S. exchanges, but derive the bulk of their revenues from, or have the bulk of their assets in, non-U.S. countries.  Major U.S. domiciled oil companies, which have substantial assets outside the United States and derive substantial revenues outside the U.S., could fall into this situation (Exxon is an example of one such company).  Finally, the Company notes that since the onset of the ongoing economic crisis, many Asian countries that rely primarily on exporting goods or services (produced domestically in those countries or produced in foreign locations and exported to foreign markets) have suffered substantial “corrections.”  The Company believes that it would be imprudent at this time to restrict the categorization of these companies as suggested, because the results for 2008 may be anomalistic in the historical contexts of such enterprises.

The Company believes that it is appropriate and not misleading to have available all three tests when determining whether a company can be considered a company within the regions denoted by a Fund’s name.  The Company notes that it does not rely solely on the incorporation criterion in isolation, and that, as the practical matter, in looking for companies connected to Asia, the Company typically looks for companies that actually doing business in Asia, form a part of an Asian benchmark or are accessing capital markets in the Asian region.  Some companies that are economically tied to Asia, however, would not satisfy the 50% assets/revenues test.

Summary Section – Global Energy Fund and Global Innovators Fund

4.	As a “Global” Fund, please consider increasing the minimum amount of Fund assets the Fund intends to invest in non-U.S. companies in the “Principal Investment Strategies” section to approximately 40%.

The Company notes that the Names Rule does not mandate disclosure requiring that “global” funds indicate a particular minimum percentage of investments in non-U.S. issuers.  Historically, the Company has invested at least 30% of the assets of these funds in securities of non-U.S. issuers.  The Company believes that its focus has been and is clearly presented and that investors are not confused as to the Fund’s percentage investments in non-U.S. companies, which are presented in the annual report.

The Company responds by adding the following sentences to the “Principal Investment Strategies” section:

The Fund expects that normally, at least 40% of the Fund’s assets will be invested in global securities.  For this purpose, “global securities” means securities issued by companies with significant business activities outside the U.S.

The Company responds by adding the following sentences to the expanded “Investment Strategies and Risks” section:

The Fund expects that normally, at least 40% of the Fund’s assets will be invested in global securities.  For this purpose, a “global security” means a security issued by a company with significant business activities outside the U.S., including but not limited to:

●	Having significant assets, revenues or profits coming from outside the U.S.;
●	Operating significant business activities outside the U.S.;
●	Having shares principally traded on an exchange or market outside the U.S.;
●	Organized under the laws of a country other than the U.S.;
●	Receiving significant economic inputs (including but not limited to raw materials, components or supplies) from sources outside the U.S.;
●	Forming part of a benchmark of an index and identified by the index creator as a non-U.S. security; or
●	Accessing capital markets outside the U.S.

SAI COMMENTS

Investment Restrictions

5.	Please disclose the industry-related concentration policy for the Alternative Energy Fund and the Global Energy Fund.

The Company responds by adding a non fundamental policy as follows:

Non-Fundamental Investment Policies

The Alternative Energy Fund may not:

1.
Invest 25% or more of the total value of its assets in a particular industry; except that the Alternative Energy Fund will invest more than 25% in securities in the alternative energy sectors and may invest more than 25% in U.S. government securities.

The Global Energy Fund may not:

1.
Invest 25% or more of the total value of its assets in a particular industry; except that the Global Energy Fund will invest more than 25% in securities in the energy sectors and may invest more than 25% in U.S. government securities.

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I trust that the above response and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/ James Atkinson

James Atkinson
President
Guinness Atkinson Funds

cc:           Alexandra Alberstadt, Esq., Kramer Levin Naftalis & Frankel LLP